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                                                          Exhibit 99.B-d(13)(ii)

                    [JPMORGAN FLEMING ASSET MANAGEMENT LOGO]

November 18, 2003


Laurie M. Tillinghast
Vice President
ING Life Insurance and Annuity Company
151 Farmington Avenue, TS41
Hartford, CT 06156


Dear Ms. Tillinghast:

Robert Fleming Inc. ("RFI"), a direct, wholly-owned subsidiary of J.P. Morgan Chase & Co. ("Parent"), was appointed as sub-investment adviser to the ING J.P. Morgan Mid Cap Value Portfolio (the "Portfolio") pursuant to an Investment Subadvisory Agreement with ING Life Insurance and Annuity Company dated March 26, 2002, as amended (the "Investment Subadvisory Agreement"). Effective September 1, 2003, RFI merged into J.P. Morgan Investment Management Inc. ("JPMIM"). On October 1, 2003, a change of ownership of JPMIM was effected under which JPMIM transitioned from being a direct subsidiary of Parent to an indirect subsidiary with the intermediary being J.P. Morgan Fleming Asset Management Holdings Inc.

     Each of the merger and change in direct control (together, the "Reorganization Events") is described in the memorandum dated July 22, 2003 from our counsel, Davis Polk and Wardwell (the "Legal Memorandum"). The Legal Memorandum states that the Reorganization Events would not be deemed to constitute an "assignment" for purposes of the anti-assignment provisions under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. In addition to providing the Legal Memorandum to ING, the undersigned, intending to be legally bound, agree as follows:

     1. Effective as of September 1, 2003, JPMIM assumed all rights and obligations of RFI under the Investment Subadvisory Agreement with respect to the Portfolio.

     2. Parent and JPMIM represent that after Reorganization Events, the same management personnel of RFI responsible for providing sub-investment advisory services to the Portfolio under the Investment Subadvisory Agreement, including the portfolio managers and the supervisory personnel, will provide the same services for the Portfolio as officers or employees of JPMIM.

     3. Parent and JPMIM believe that neither of the Reorganization Events involves a change in actual control or actual management with respect to the sub-investment adviser responsibilities to the Portfolio nor the change in ownership of JPMIM.

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November 18, 2003
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     4.   Parent and JPMIM believe that the assumption of rights and obligations reflected in this letter does not involve a change in actual control or actual management with respect to the sub-investment adviser for the Portfolio.

     5. JPMIM is bound by all the terms of the Investment Subadvisory Agreement, which will continue in full force and effect with respect to JPMIM.

     6. The Portfolio and ING Life Insurance and Annuity Company each may rely upon the Legal Memorandum.

The undersigned have caused this instrument to be executed by their officers designated below as of the date set out below. Please feel free to contact us with any questions you may have with respect to the transactions discussed in this letter.


Date:  11/18/03                               J.P. MORGAN INVESTMENT
       ---------                              MANAGEMENT INC.


                                              By:    /s/ Janice Lamagna
                                                     ------------------
                                              Name:  JANICE LAMAGNA
                                              Title: Vice President


Date:  11/18/03                               J.P. MORGAN CHASE & CO.
       --------

                                              By:    /s/ David Waroff
                                                     ----------------
                                              Name:  DAVID WAROFF
                                              Title: Vice President

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